Exhibit 99.1

58.com Reports First Quarter 2015 Unaudited Financial Results

BEIJING, May 25, 2015 -- 58.com Inc. (NYSE: WUBA) (“58.com” or the “Company”), China’s largest online marketplace serving local merchants and consumers, today reported its unaudited financial results for the first quarter ended March 31, 2015.

First Quarter 2015 Financial Highlights

•	Total revenues were US$87.1 million, an 80.5% increase from the same period last year; exceeding guidance of US$82.0 to US$84.0 million.

•	Gross margin was 93.1%, compared with 94.9% during the same quarter of 2014.

•	Net loss attributable to 58.com Inc. was US$52.4 million, compared with net income attributable to 58.com Inc. of US$2.3 million in the same period of last year.

•	Non-GAAP net loss attributable to 58.com Inc.[1] was US$47.8 million, compared with non-GAAP net income attributable to 58.com Inc. of US$3.3 million in the same quarter of 2014.

•	Basic and diluted losses per ADS[2] attributable to ordinary shareholders were US$0.59. One ADS represents two Class A ordinary shares.

•	Non-GAAP basic and diluted losses per ADS attributable to ordinary shareholders were US$0.54.

Shares Outstanding

As of March 31, 2015, the Company had a total of 181,641,105 ordinary shares (including 107,140,626 Class A and 74,500,479 Class B ordinary shares) issued and outstanding.

Following the acquisition of the strategic stake in Ganji.com and Tencent’s investment in 58.com announced on April 16, 2015, the Company had a total of 231,064,857 ordinary shares (including 177,483,426 Class A ordinary shares and 53,581,431 Class B ordinary shares) issued and outstanding. One ADS represents two Class A ordinary shares. The Company used weighted average ADSs and ordinary shares to calculate earnings per ADS and earnings per share.

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1 Non-GAAP net income/(loss) attributable to 58.com Inc. is defined as net income/(loss) attributable to 58.com Inc. excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions and adjustment for GAAP to non-GAAP reconciliation for the income/(loss) attributable to noncontrolling interests. For more information on these non-GAAP financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this release.

2 Non-GAAP basic and diluted earnings/(losses) per ADS is defined as non-GAAP net income/(loss) attributable to 58.com Inc. divided by weighted average number of basic and diluted ADS.

Management Comments

“We started off the year strongly with our total revenues exceeding the upper end of our guidance,” commented Mr. Michael Yao, Chairman and Chief Executive Officer of 58.com. “Our financial and operational numbers were very strong in the first quarter. We continue to see listings, paying customers, revenue, total traffic and mobile traffic as a percentage of total traffic increase strongly in our core classifieds business. We believe our investment in Ganji will enable us to gradually increase profitability further in the classifieds business. We will continue to invest heavily in innovative mobile-based, closed-loop local online-to-offline (“O2O”) services, such as 58 Home, which continues to gain popularity.”

Mr. Hao Zhou, Chief Financial Officer of 58.com added, “Our total revenues exceeded the high end of our guidance again this quarter. The first quarter is typically a period when we spend heavily on advertising as people return from the Chinese New Year holidays and refocus on their business. We are currently increasing our sales and services head count, as there is still significant room for us to grow our customer base and revenue. Online marketing services revenues increased at a triple-digit pace as it continues to outpace growth in membership revenues, demonstrating the success we are having in upselling online marketing services to our members.”

First Quarter 2015 Financial Results

Revenues

Total revenues were US$87.1 million, representing an increase of 80.5% from US$48.2 million in the same quarter of 2014.

Membership revenues were US$42.1 million, an increase of 52.9% from US$27.5 million in the same quarter of 2014. The increase was primarily driven by the increase in the number of paying merchant members. The number of paying merchant members during the first quarter of 2015 was approximately 669,000, an increase of 51.7% from 441,000 in the same quarter of 2014. Paying merchant members refer to the merchants who have purchased the Company’s subscription based membership services and whose membership subscriptions are active at any point during a given period.

Online marketing services revenues were US$44.3 million, an increase of 116.0% from US$20.5 million in the same quarter of 2014. The increase in online marketing services revenues was primarily attributable to an increase in user traffic and effectiveness of the Company’s online marketing services, particularly growth in the Company’s bidding services.

Cost of Revenues

Cost of revenues was US$6.0 million, an increase of 145.3% from US$2.4 million during the same quarter of 2014. The year-over-year increase in cost of revenues was primarily driven by the increase in bandwidth fees, SMS costs and depreciation expenses.

Gross Profit and Gross Margin

Gross profit was US$81.1 million, an increase of 77.1% from US$45.8 million during the same quarter of 2014.

Gross margin was 93.1%, compared with 94.9% during the same quarter of 2014.

Operating Expenses

Operating expenses were US$138.9 million, representing an increase of 215.0% from US$44.1 million in the same quarter of 2014.

Sales and marketing expenses in the first quarter of 2015 were US$114.2 million, an increase of 255.9% from US$32.1 million during the same quarter in 2014. Within sales and marketing expenses, advertising expenses accounted for US$61.9 million and US$12.6 million during the first quarter of 2015 and 2014, respectively. The increase in advertising expenses was primarily due to expenses associated with the marketing of the Company’s mobile platforms and 58 Home services as well as the acquisition of PC traffic. Other sales and marketing expenses increased 168.3% from the same period last year to US$52.3 million. The increase in other sales and marketing expenses was primarily driven by increased salaries, benefits and commissions as a result of higher compensation levels and increased headcount of sales and marketing personnel.

Research and development expenses during the first quarter of 2015 were US$16.2 million, an increase of 109.6% year-over-year from US$7.7 million in the same quarter of 2014. The increase was primarily due to increased costs associated with the hiring of additional research and development personnel for the development of new features and services.

General and administrative expenses in the first quarter of 2015 were US$8.6 million, an increase of 99.4% from US$4.3 million in the same quarter of 2014. The increase was primarily driven by increased payroll expenses and share-based compensation expenses.

Income/(loss) from Operations

Loss from operations was US$57.8 million in the first quarter of 2015 compared with income from operations of US$1.7 million in the same quarter of 2014. Operating margin, defined as income/(loss) from operations divided by net revenue, was negative 66.4% in the first quarter of 2015, compared with positive 3.5% in the same quarter of 2014.

Non-GAAP loss from operations3 was US$53.1 million in the first quarter of 2015 compared with non-GAAP income from operations of US$2.7 million in the same quarter of 2014. Non-GAAP operating margin was negative 61.0% in the first quarter of 2015 compared with non-GAAP operating margin of 5.6% in the same quarter of 2014.

Other Income

Other income in the first quarter of 2015 was US$4.5 million, a significant increase from US$1.0 million in the same quarter of 2014. The increase was primarily due to US$1.4 million increase in investment income and US$3.5 million decrease in foreign currency exchange loss.

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3 Non-GAAP income/(loss) from operations is defined as income/(loss) from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

Net Income/(loss) attributable to 58.com Inc.

Net loss attributable to 58.com Inc. was US$52.4 million in the first quarter of 2015, compared with a net income attributable to 58.com Inc. of US$2.3 million in the same quarter of 2014. Net margin, defined as net income/(loss) attributable to 58.com Inc. divided by net revenue, was negative 60.1% in the first quarter of 2015, compared with positive 4.8% in the same quarter of 2014.

Non-GAAP net loss attributable to 58.com Inc. was US$47.8 million in the first quarter of 2015, compared with non-GAAP net income of US$3.3 million in the same quarter of 2014. Non-GAAP net margin was negative 54.9% in the first quarter of 2015, compared with non-GAAP net margin of positive 6.9% in the same quarter of 2014.

Basic and Diluted Earnings/(Losses) per ADS

Basic and diluted losses per ADS attributable to ordinary shareholders in the first quarter of 2015 were US$0.59 compared with basic and diluted earnings per ADS attributable to ordinary shareholders of US$0.03 during the same quarter of 2014.

Non-GAAP basic and diluted losses per ADS attributable to ordinary shareholders in the first quarter of 2015 were US$0.54 compared with basic and diluted earnings per ADS attributable to ordinary shareholders of US$0.04 during the same quarter of 2014.

Cash, Cash Equivalents, Term Deposits and Short-term Investments

As of March 31, 2015, the Company had cash and cash equivalents, term deposits and short-term investments of US$430.8 million.

Cash Flow

Net cash used in operating activities was US$1.8 million in the first quarter of 2015, compared with net cash provided by operating activities of US$18.0 million in the same quarter of 2014.

Business Outlook

Based on the Company’s current operations, total revenues for the second quarter of 2015 are expected to be between US$145.0 million and US$150.0 million, representing a year-over-year increase of 124.6% to 132.3%. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to 58.com Inc., non-GAAP net margin and non-GAAP basic and diluted earnings/(losses) per share and per ADS by excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions and adjustment for GAAP to non-GAAP reconciliation for the income/(loss) attributable to noncontrolling interests from income/(loss) from operations and net income/(loss) attributable to the Company’s shareholders, respectively. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results, as they exclude certain expenses that are not expected to result in cash payments.  The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and adjustment for GAAP to non-GAAP reconciliation for the income/(loss) attributable to noncontrolling interests have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of the Company’s results.  The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses, amortization of intangible assets resulting from business acquisitions and adjustment for GAAP to non-GAAP reconciliation for the income/(loss) attributable to noncontrolling interests in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating the Company’s performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

58.com’s management will host an earnings conference call on Tuesday, May 26, 2015 at 8:00 a.m. U.S. Eastern Daylight Time (8:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

International:	+1-412-902-4272
U.S. Toll Free:	+1-888-346-8982
Hong Kong:	800-905945
China:	4001-201203
Passcode:	WUBA

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Daylight Time, June 2, 2015. The dial-in details for the replay are as follows:

International:	+1-412-317-0088
U.S. Toll Free:	+1-877-344-7529
Passcode:	10066435

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of 58.com’s website at http://www.58.com.

About 58.com Inc.

58.com Inc. (NYSE: WUBA) operates China’s largest online marketplace serving local merchants and consumers, as measured by monthly unique visitors on both its www.58.com website and mobile applications. The Company’s online marketplace enables local merchants and consumers to connect, share information and conduct business. 58.com’s broad, in-depth and high quality local information, combined with its easy-to-use website and mobile applications, has made it a trusted marketplace for consumers. 58.com’s strong brand recognition, large and growing user base, merchant network and massive database of local information create a powerful network effect.

Safe Harbor Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. 58.com may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about 58.com’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: 58.com’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its user base and network of local merchants for its online marketplace; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; its ability to maintain the network infrastructure necessary to operate its website and mobile applications; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect its users' information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and 58.com does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

58.com Inc.

ir@58.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data, unless otherwise noted)

	As of
	December 31, 2014	March 31, 2015

ASSETS
Current assets:
Cash and cash equivalents	111,376	73,188
Restricted cash	1,314	6,251
Term deposits	281,513	156,408
Short-term investments	216,146	201,207
Accounts receivable, net	6,282	20,806
Prepayments and other current assets	24,131	31,957
Total current assets	640,762	489,817
Non-current assets:
Property and equipment, net	17,899	25,312
Intangible assets, net	460	40,252
Goodwill	—	210,588
Long-term investments	23,784	64,661
Long-term prepayments	21,027	36,003
Total non-current assets	63,170	376,816
Total assets	703,932	866,633
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	16,029	42,085
Deferred revenues	95,336	109,535
Customer advances and deposits	35,983	61,793
Taxes payable	7,392	9,883
Salary and welfare payable	28,804	29,669
Accrued expenses and other current liabilities	13,071	57,187
Total current liabilities	196,615	310,152
Non-current liabilities	—	3,604
Total liabilities	196,615	313,756
Commitments and contingencies
Shareholders’ equity:
Ordinary shares (US$0.00001 par value, 4,800,000,000 Class A and 200,000,000 Class B shares authorized, 101,574,732 Class A and 74,800,479 Class B shares issued and outstanding as of December 31, 2014 and 107,140,626 Class A and 74,500,479 Class B shares issued and outstanding as of March 31, 2015, respectively)	2	2
Additional paid-in capital	624,381	725,519
Accumulated deficit	(115,775)	(168,141)
Accumulated other comprehensive loss	(1,291)	(2,846)
Total shareholders’ equity	507,317	554,534
Noncontrolling interests	—	(1,657)
Total equity	507,317	552,877
Total liabilities and equity	703,932	866,633

58.com Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015

Revenues:
Membership	27,548	39,839	42,109
Online marketing services	20,519	40,324	44,312
E-commerce services	—	—	269
Other services	173	57	391
Total revenues	48,240	80,220	87,081
Cost of revenues(1)	2,440	4,604	5,985
Gross profit	45,800	75,616	81,096
Operating expenses(1):
Sales and marketing expenses	32,076	60,446	114,165
Research and development expenses	7,733	13,477	16,206
General and administrative expenses	4,293	7,027	8,560
Total operating expenses	44,102	80,950	138,931
Income/(loss) from operations	1,698	(5,334)	(57,835)
Other income/(expenses):
Interest income	1,451	2,528	1,387
Investment income	1,356	4,342	2,768
Foreign currency exchange loss, net	(3,531)	(49)	(12)
Others, net	1,688	1,396	348
Income/(loss) before tax	2,662	2,883	(53,344)
Income tax benefits/(expenses)	(346)	325	—
Net income/(loss)	2,316	3,208	(53,344)
Add: Net loss attributable to noncontrolling interests	—	—	978
Net income/(loss) attributable to 58.com Inc.	2,316	3,208	(52,366)
Net income/(loss)	2,316	3,208	(53,344)
Foreign currency translation adjustment, net of nil tax	(227)	486	(516)
Unrealized loss on available-for-sale securities	—	(1,111)	(1,037)
Total comprehensive income/(loss)	2,089	2,583	(54,897)
Add: Net loss attributable to noncontrolling interests	—	—	978
Foreign currency translation adjustment, net of nil tax of noncontrolling interests	—	—	(2)
Comprehensive income/(loss) attributable to 58.com Inc	2,089	2,583	(53,921)
Net income/(loss) per ordinary share attributable to ordinary shareholders - basic	0.01	0.02	(0.29)
Net income/(loss) per ordinary share attributable to ordinary shareholders - diluted	0.01	0.02	(0.29)
Net income/(loss) per ADS – basic (1 ADS represents 2 Class A ordinary shares)	0.03	0.04	(0.59)
Net income/(loss) per ADS – diluted (1 ADS represents 2 Class A ordinary shares)	0.03	0.04	(0.59)
Weighted average number of ordinary shares used in computing basic earnings/(losses) per share	158,876,693	175,935,570	178,106,936
Weighted average number of ordinary shares used in computing diluted earnings/(losses) per share	168,140,508	181,122,008	178,106,936

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Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	5	8	23
Sales and marketing expenses	156	581	793
Research and development expenses	372	708	1,016
General and administrative expenses	498	710	2,385

58.com Inc.

Reconciliation of GAAP and Non-GAAP Results

(U.S. dollars in thousands, except share, ADS, per share and per ADS data, unless otherwise noted)

	For the Three Months Ended
	March 31, 2014	December 31, 2014	March 31, 2015

GAAP income/(loss) from operations	1,698	(5,334)	(57,835)
Share-based compensation expenses	1,031	2,007	4,217
Amortization of intangible assets resulting from business acquisitions	—	—	500
Non-GAAP income/(loss) from operations	2,729	(3,327)	(53,118)

GAAP net income/(loss) attributable to 58.com Inc.	2,316	3,208	(52,366)
Share-based compensation expenses	1,031	2,007	4,217
Amortization of intangible assets resulting from business acquisitions	—	—	500
GAAP to Non-GAAP reconciliation for loss attributable to noncontrolling interests	—	—	(167)
Non-GAAP net income/(loss) attributable to 58.com Inc.	3,347	5,215	(47,816)

GAAP operating margin	3.5%	(6.6)%	(66.4)%
Share-based compensation expenses	2.1%	2.5%	4.8%
Amortization of intangible assets resulting from business acquisitions	—	—	0.6%
Non-GAAP operating margin	5.6%	(4.1)%	(61.0)%

GAAP net margin	4.8%	4.0%	(60.1)%
Share-based compensation expenses	2.1%	2.5%	4.8%
Amortization of intangible assets resulting from business acquisitions	—	—	0.6%
GAAP to Non-GAAP reconciliation for loss attributable to noncontrolling interests	—	—	(0.2)%
Non-GAAP net margin	6.9%	6.5%	(54.9)%

Weighted average number of ordinary shares used in computing non-GAAP basic earnings per share	158,876,693	175,935,570	178,106,936
Weighted average number of ordinary shares used in computing non-GAAP diluted earnings per share	168,140,508	181,122,008	178,106,936

Weighted average number of ADS used in computing non-GAAP basic earnings per ADS	79,438,347	87,967,785	89,053,468
Weighted average number of ADS used in computing non-GAAP diluted earnings per ADS	84,070,254	90,561,004	89,053,468

Non-GAAP net income/(loss) per ordinary share - basic	0.02	0.03	(0.27)
Non-GAAP net income/(loss) per ordinary share - diluted	0.02	0.03	(0.27)

Non-GAAP net income/(loss) per ADS - basic	0.04	0.06	(0.54)
Non-GAAP net income/(loss) per ADS - diluted	0.04	0.06	(0.54)